Exhibit 6.1

CONSULTING AGREEMENT

CONSULTING AGREEMENT (“Agreement”) effective September, 2015 by and between Image Technologies Laboratories a California corporation (the “Company”) and Seaside Advisors LLC, a New Jersey limited liability company (“Consultant”) Lawrence Adams

RECITALS

A.           the Company plans on perfecting a reverse merger with Image Protect and then filing a Regulation A filing.

B.           On September 24th 2015 the Company signed an LOI to reverse merge with Image Protect of California.

C.           Consultant has provided to the Company consulting and advisory services in connection with the offering on Form 1-A (the “Offering”).

D.           The Company is qualified on the OTC Marketplace under the category OTC Pink Current Information (the “OTC”) and is quoted thereon under the stock symbol “IMTL”.

E.           Company deems it advisable to retain the Consultant to furnish certain consulting and advisory services to the Company, and the Consultant wishes to be retained to provide such services, on the terms and conditions hereinafter set forth.

NOW THEREFORE, in consideration of the premises and the mutual promises and covenants herein contained, it is agreed by and between the parties hereto as follows:

SECTION 1

DUTIES OF THE CONSULTANT

1.1          Engagement. The Company: (i) acknowledges that the Consultant has previously performed certain of the Services (defined below) and (ii) hereby engages and retains the Consultant to continue to perform the Services consistent with the Offering and the Company’s qualification on the OTC, subject to the supervision of the Company, for the period and upon the terms herein set forth, in accordance with the Company’s business objectives and policies.

1.2          Services. The Consultant has and shall, during the term and subject to the provisions of this Agreement, consult with the Company regarding operations, strategic planning and business development related to the business (the “Services”), including without limitation, the following:

(a)          Advice and assistance regarding the suitability of Regulation A,

(b)          Assistance in reading, handling and preparing responses to SEC comments on the Form 1-A related to financial disclosures to successfully bring and maintain the Company to “effective” status,

(c)          Advice and assistance to successfully bring and maintain the Company to OTC Pink Current Information status,

(d)          Assisting with any future Form 1-A amendments as deemed appropriate,

(e)          Advising on, identifying, evaluating, analyzing possible strategic alliances with targeted companies with respect potential acquisitions, mergers, and deal structure, and

(f)           such other aspects of the business of the Company as Consultant and the Company may agree from time to time.

1.3          Records. The Consultant shall maintain appropriate books of account and records relating to services performed, and such books of account and records shall be accessible for inspection by representatives of the Company at any time during normal business hours.

1.4          Control and Supervision. The performance by the Consultant of its duties and obligations hereunder shall be subject to the control and supervision of the Company and the Consultant’s determination of what services are necessary or required for operation or to reasonably conduct the business of the Company shall be subject to review by the Company.

SECTION 2

USE OF THIRD PARTIES

The Consultant may enter into subcontracts with other parties to provide any such services to the Company, so long as it exercises reasonable care in the selection of such subcontractors.

SECTION 3

ADDITIONAL ACTIVITIES OF CONSULTANT

Nothing in this agreement shall prevent the Consultant or any of its officers, directors, employees or affiliates from engaging in other businesses or from rendering services of any kind to any other person or entity, including the purchase of, or advisory service to others investing in investments which meet the principal investment objectives of the Company.

SECTION 4

CONSULTING FEES

4.1          Compensation for Services. In consideration of the Services to be provided by the Consultant under this Agreement, the Company agrees to pay the Consultant five thousand dollars per month.

4.2          Expenses. The Company will reimburse Consultant for any and all expenses incurred by Consultant, subject to the Company’s prior written approval, in the performance of its duties hereunder and, Consultant shall account for such expenses to the Company. Such reimbursement shall cumulate and be paid on a monthly basis. Advisor shall invoice the Company no later than the tenth (10th) day of each month for expenses incurred for the previous month.

SECTION 5

LIABILITY AND INDEMNIFICATION

Company agrees to indemnify and hold harmless the Consultant, its employees, agents, representatives and controlling persons (and the officers, directors, employees, agents, representatives and controlling persons of each of them) from and against any and all losses, claims, damages, liabilities, costs and expenses (and all actions, suits, proceedings or claims in respect thereof) and any legal or other expenses in giving testimony or furnishing documents in response to a subpoena or otherwise (including, without limitation, the cost of investigating, preparing or defending any such action, suit, proceeding or claim, whether or not in connection with any action, suit, proceeding or claim in which the Consultant is a party), as and when incurred, directly or indirectly, caused by, relating to, based upon or arising out of Company’s negligence, willful misconduct or breach of this Agreement. Company’s obligation to indemnify the Consultant shall be conditioned on the following: (a) the Consultant shall notify the Company in writing as soon as practicable after its receipt of a claim and (b) Company shall have control of the defense and all related settlement negotiations, provided, however, that any settlement be made with the consent of the Consultant and such settlement include as an un-conditional term thereof the giving by the claimant of an unconditional release from all liability in favor of the Consultant.

SECTION 6

CONFIDENTIALITY

6.1          Consultant acknowledges that, during the course of performing the consulting services herein, the Company may be disclosing certain nonpublic information and materials concerning its business to Consultant, including but not limited to information regarding its projects, products, technology and know-how, industry and competitor analyses, services, potential customers, personnel, business plans, finances and other commercially valuable information (collectively “Confidential Information”). All nonpublic information disclosed to Consultant in connection with the consulting services will be presumed to be Confidential Information and shall be treated as such.

6.2          During the Term and for a period of one year thereafter, Consultant shall: (i) hold Company’s Confidential Information in strict trust and confidence and avoid the disclosure or release thereof to any other person or entity by using at least the same degree of care as it uses to avoid unauthorized use, disclosure, or dissemination of its own Confidential Information of a similar nature, but not less than reasonable care, (ii) not use the Confidential Information for any purpose whatsoever except as expressly contemplated under this Agreement, and (iii) not, directly or indirectly, copy, reproduce, use, publish, misappropriate, assign, or otherwise transfer or disclose to any person the Confidential Information, other than as permitted pursuant to the terms of this Agreement, regardless of whether such information was actually delivered to Consultant prior to the effective date of this Agreement.

6.3          Notwithstanding the foregoing, Consultant shall not be required to maintain confidentiality with respect to information: (i) which is or becomes part of the public domain not due to the breach of this agreement by Consultant; (ii) which it had independent knowledge prior to disclosure by the Company; (iii) which comes into the possession of Consultant in the normal and routine course of its own business from and through independent non-confidential sources; or (iv) which is required to be disclosed by Consultant by governmental requirements. If Consultant is requested or required (by oral questions, interrogatories, requests for information or document subpoenas, civil investigative demands, or similar process) to disclose any confidential information supplied to it by the Company, or the existence of other negotiations in the course of its dealings with the Company or its representatives, Consultant shall, unless prohibited by law, promptly notify the Company of such request(s) so that the Company may seek an appropriate protective order.

6.4          No license is granted hereunder by Company to its Confidential Information or to any intellectual property right therein delivered or made available to Consultant except for the limited purposes set forth in accordance with this Agreement. Company retains all right, title and interest in and to its Confidential Information. Failure on the part of the Consultant to abide by this section shall cause Company irreparable harm for which damages, although available, will not be an adequate remedy at law. Accordingly, Company has the right to obtain injunctive to prevent any threatened or actual violations of this section in addition to whatever remedies it may have at law. Consultant expressly waives the defense that a remedy in damages will be adequate and any requirement in an action for specific performance or injunction for the posting of a bond by the Company.

SECTION 7

DURATION AND TERMINATION

7.1          Duration. This Agreement shall become effective as of the date hereof and shall continue in effect for 12 months therefrom, unless otherwise extended by the parties hereto.

SECTION 8

GENERAL PROVISIONS

8.1           Notice. All notices and other communications pursuant to this Agreement shall be in writing and shall be deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized, overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Company:

Image Technologies Laboratories

1401 N El Camino Real

San Clemente, CA 92672

Fax No.: 949-361-3959

If to Consultant:

Seaside Advisors LLC

1 Lakeside Ave 33rd Floor

New Jersey 07760

732-688-6531

All such notices and other communications shall be deemed to have been received (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of a telecopy, when the party receiving such telecopy shall have confirmed receipt of the communication, (iii) in the case of delivery by nationally-recognized, overnight courier, on the Business Day following dispatch, and (iv) in the case of mailing, on the third Business Day following such mailing. For purposes of this Agreement, “Business Day” shall mean any day, other than a Saturday, Sunday or legal holiday, on which banks are permitted to close in West Palm Beach, Florida.

8.2          Amendment of this Agreement. This Agreement may be amended by the mutual consent of the parties in writing.

8.3          Assignment. This Agreement may not be assigned by either party hereto and shall terminate automatically in the event of any assignment.

8.4          Governing Law. This Agreement shall be construed in accordance with the laws of the State of New Jersey.

8.5          Miscellaneous. The captions in this Agreement are included for convenience of reference only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule, or otherwise, the remainder of this Agreement shall not be affected thereby. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors.

8.6          Enforcement Costs. If any legal action or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any provision of this Agreement, the successful or prevailing party or parties shall be entitled to recover reasonable attorneys’ fees, court costs and all expenses even if not taxable as court costs (including, without limitation, all such fees, costs and expenses incident to arbitration, appellate, bankruptcy and post-judgment proceedings), incurred in that action or proceeding, in addition to any other relief to which such party or parties may be entitled.

IN WITNESS WHEREOF, the Company and the Consultant have caused this Agreement to be executed as of the day and year first above written.

Image Technologies Laboratories:

By:	/s/ Lawrence Adams

Name:	Lawrence Adams

Title:	Chief Executive Officer

Seaside Advisors LLC:

By:	/s/ Lawrence Adams

Name:	Lawrence Adams

Title:	Managing Partner

 5